mPhase Technologies, Inc.

9841 Washingtonian Boulevard, Suite 390

Gaithersburg, MD 20878

July 5, 2019

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Electronics and Machinery

Washington, D.C. 20549

Attention:	Tara Harkins
Kevin Kuhar

RE:	mPhase Technologies, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2018
Filed October 15, 2018
File No. 000-30202

Dear Ms. Harkins and Mr. Kuhar,

On behalf of mPhase Technologies, Inc., a New Jersey corporation (the “Company”), the following response is to the comment letter, dated June 24, 2019 (the “Comment Letter”), received by the Company from the staff (the “Staff”) of the Securities and Exchange Commission (the “SEC”) concerning the Company’s Form 10-K for the year ended June 30, 2018, filed with the SEC on October 15, 2018.

For ease of reference, we have reproduced the text of the Staff’s comments in bold italicized face, followed by the Company’s responses. In the responses below, references to “we”, “our”, and “us” refer to the Company.

Form 10-K for the Fiscal Year Ended June 30, 2018

Item 9A. Controls and Procedures, Page 31

1.	In future filings, revise management´s report to identify the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform your assessment, i.e., the 1992 Framework or the Updated Framework issued in 2013. Please refer to Item 308(a)(2) of Regulation S-K.

Company’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in our future filings we will identify within management´s report the version of the Committee of Sponsoring Organizations of the Treadway Commission (COSO) Internal Control - Integrated Framework that was used to perform our assessment.

Consolidated Statements of Cash Flows, Page F-5

2.	Tell us how your presentation of cash flows used in operating activities is consistent with ASC 230-10-45-28, which requires that when using the indirect method you should begin the reconciliation with net income and not net income (loss) from continuing operations. Otherwise, revise future filings to comply with that guidance.

Company’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that our presentation of cash flows from operating activities was intended to provide expanded disclosure and align the net income (loss) from continuing operations and net income from discontinued operations with the related financial statement line items within the Consolidated Statements of Operations. However, we acknowledge the Staff’s comment and respectfully advise the Staff that in our future filings we will begin our presentation of cash flows from operating activities with net income (loss).

3.	Please revise future filings to comply with the reporting requirements of ASC 205-20-50-5B(c) regarding the presentation of the cash flows of your discontinued operations.

Company’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in our future filings we will comply with the reporting requirements of ASC 205-20-50-5B(c) regarding the presentation of the cash flows of our discontinued operations.

Note 8. Stockholders’ Equity and Convertible Debt Arrangements

Long Term Convertible Debentures/Debt Discount, Page F-15

4.	Revise future filings to provide all of the disclosures required by paragraphs 50-4 through 50-6 of ASC 470-20 for your convertible debt instruments that may be settled in cash. In this regard, revise to also describe the specific conversion features of each debt arrangement and discuss how the features and the host instrument are accounted for and valued in your financial statements.

Company’s Response:

We acknowledge the Staff’s comment and respectfully advise the Staff that in our future filings we will expand our disclosures as required by paragraphs 50-4 through 50-6 of ASC 470-20 for our convertible debt instruments that may be settled in cash and also describe the specific conversion features of each debt arrangement and discuss how the features and the host instrument are accounted for and valued in our financial statements.

If you or any other member of the Staff should have any further comments or questions regarding this response, please do not hesitate to contact the undersigned at (813) 245-6429.

Sincerely,

mPhase Technologies, Inc.

By:	/s/ Christopher Cutchens
Christopher Cutchens
Chief Financial Officer